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VIA EDGAR AND HAND DELIVERY Jeffrey P. Riedler, Esq. Assistant Director Division of Corporation Finance	Houston London Los Angeles Madrid Milan	Silicon Valley Singapore Tokyo Washington, D.C.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChemoCentryx, Inc.

Registration Statement on Form S-1

Filed October 14, 2011

SEC File No. 333-177332

Dear Mr. Riedler:

We are in receipt of the Staff’s letter dated November 10, 2011 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of ChemoCentryx, Inc. (“ChemoCentryx” or the “Company”) as set forth below. Simultaneously with the filing of this letter, ChemoCentryx is submitting via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (marked to show changes thereto) are being submitted to the Staff by hand delivery.

ChemoCentryx’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and ChemoCentryx’s response for each item below.

General

1.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

ChemoCentryx’s Response: ChemoCentryx acknowledges the Staff’s comment and will file all exhibits as soon as practicable.

November 18, 2011

2.	Comments on your confidential treatment request will be delivered under separate cover.

ChemoCentryx’s Response: ChemoCentryx acknowledges the Staff’s comment and looks forward to receiving any comments that the Staff may have on the confidential treatment request.

3.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

ChemoCentryx’s Response: ChemoCentryx acknowledges the Staff’s comment and will include a bona fide price range in a pre-effective amendment to the Registration Statement prior to circulating the preliminary prospectus for the offering.

4.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

ChemoCentryx’s Response: The Registration Statement previously filed includes, within its body, graphic information representing certain data from the PROTECT-1 Crohn’s Disease Clinical Trial and ChemoCentryx’s corporate logo. The same graphic information is contained in the Amendment. ChemoCentryx does not intend to include any other graphic, visual or photographic information in the printed prospectus. If its intention changes, ChemoCentryx will provide the Staff with proofs of any additional graphic, visual or photographic information it will include in the printed prospectus.

Cover Page

5.	Please advise us as to the status of your listing application with the Nasdaq Global Market. If you have filed the listing application or taken any steps beyond your expectation to apply, please update your disclosure accordingly.

ChemoCentryx’s Response: ChemoCentryx submitted its listing application for the Nasdaq Global Market on October 31, 2011. ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on the cover of the prospectus and on pages 143 and 152 of the Amendment.

Prospectus Summary, page 1

6.

Please revise your statements on page 3 that “Following the successful completion” of the Phase II proof-of-concept clinical trials for CCX168 and CCX832 that GSK may exercise its option to the drug candidates to make clear that if the trial is successfully completed, GSK may exercise its option for each drug candidate. As it currently reads, the language appears to presume successful completion of the trials that have only

November 18, 2011

recently initiated enrollment or not yet initiated enrollment. Please make corresponding changes throughout the document where this statement or similar language appears.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on pages 3, 4, 12, 13, 16, 51, 65, 66, 67 and 83 of the Amendment.

7.	Please reconcile your disclosure on page 4 that you have raised approximately $185 million “in the form of collaboration funding and government grants and contract” and your statement that you “have received approximately $220.0 million from GSK.” If the discrepancy relates to the $35 million option exercise fee, explain why it has not been included in “collaboration funding.”

ChemoCentryx’s Response: ChemoCentryx respectfully advises the Staff that the $35 million option exercise fee is included in both the calculation of the total funding received in the form of collaboration funding and government grants and contracts and in the calculation of the total funding received from GSK. ChemoCentryx has revised the Amendment to clarify that since its founding it has raised a total of approximately $185 million from collaboration funding and government contracts and grants and approximately $175 million in the form of debt and equity financing. Please refer to the revisions on pages 4 and 66 of the Amendment.

Risks Related to Our Business, page 5

8.	Please revise your presentation of the risks related to your business to present them in a bulleted list format. Further, please expand this list to specifically identify the threat of litigation or other adverse effects associated with the possible infringement of Millennium’s patents as disclosed on page 26.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment to present the risks related to its business in a bulleted list format. Please refer to the revisions on page 5 of the Amendment. With respect to the threat of litigation or other adverse effects associated with the possible infringement of Millennium’s patents, ChemoCentryx respectfully advises the Staff that Millennium has not filed a complaint against the Company with respect to the Company’s CCR9 patents or otherwise notified the Company that it is infringing upon Millennium’s patent rights, that commercialization of Traficet-EN would infringe upon Millennium’s patent rights, or that any of the Company’s patents relating to CCR9 are invalid. For these reasons, ChemoCentryx respectfully suggests that the threat of litigation or other adverse effects with respect to any potential infringement of Millennium’s patents are not of a level of materiality to the Company, as compared to other risks related to the Company’s business, that would warrant highlighting this specific risk in the prospectus summary.

Risk Factors, page 10

“We may have to license rights from a third party or engage in patent litigation…,” page 26

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9.	Please revise the subheading to specifically refer to the potential infringement of Millennium’s patents.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 27 of the Amendment.

10.	Please expand your disclosure to discuss the basis of your concerns regarding the possible overlap with Millennium’s patents. For example, please disclose any conversations or contacts you have had with Millennium and the substance of those conversations and contacts. Further, please clarify whether Millennium’s complaint also relates to the validity of any of your patents relating to CCR9.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. However, as discussed in response to comment 8 above, Millennium has not filed a complaint with respect to the Company’s CCR9 program. Please refer to the revisions on page 27 of the Amendment.

“Future sales of our common stock or securities convertible or exchangeable for our common stock may depress our stock price.,” page 37

11.	Please include a placeholder for the number of additional shares of common stock that will be eligible for sale in the public market upon the expiration of the lock-up agreements.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 38 of the Amendment.

Use of Proceeds, page 42

12.	Please revise your disclosure to disclose a reasonable estimate of the amount of proceeds that will be used for the development of each drug candidate including the expected stage of development you anticipate you can achieve with such proceeds. Provide such disclosure assuming GSK elects to exercise its option with respect to CCX354 and assuming GSK elects not to exercise such option.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 43 of the Amendment. ChemoCentryx supplementally advises the Staff that it anticipates that GSK will determine whether to exercise its option with respect to CCX354 before ChemoCentryx files Amendment No. 2 to its Registration Statement on Form S-1. If such a determination is made, ChemoCentryx intends to revise this disclosure accordingly.

Capitalization, page 43

13.	Please revise your tabular disclosure to include a pro forma column which contains only those changes in capitalization due to the effectiveness of the IPO, such as the conversion of preferred stock and convertible debt.

November 18, 2011

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 45 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 53

14.	We have reviewed your disclosure with respect to the valuation of your common stock and have the following comments:

•

On page 54, you state “As we moved closer to an anticipated IPO, we continued to lower the discount rate”. However your disclosures on pages 55 and 56 appear to indicate that the risk-adjusted discount and non-marketability discount remained the same between December 2009 and August 2011. Please advise why this is the case, and revise your disclosure, accordingly.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment to remove the language regarding the lowering of the discount rate as it moved closer to an anticipated IPO. Please refer to the revisions on pages 56 and 57 of the Amendment. ChemoCentryx supplementally advises the Staff that over a longer period of time, the discount rate would have changed to reflect the higher probability of an IPO. However, since the period of time over which the common stock valuations cover stock options granted is from January 2010, the discount rate over that period of time remained the same.

•

Please tell us, and disclose why: (1) the probability of an IPO remained the same between December 2009 and August 2011, and (2) the probability of an IPO remained the same between December 2009 and August 2011. We note your IPO was filed on October 14, 2011.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 57 of the Amendment. ChemoCentryx supplementally advises the Staff that the probability of an IPO remained the same between December 2009 and August 2011 because it did not initiate discussions with investment banks until September 2011 and there was substantial uncertainty as to whether it would pursue an IPO prior to that date for a variety of factors including market conditions.

•

Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. Please update your schedule of stock options granted to the date of your response to these comments.

ChemoCentryx’s Response: ChemoCentryx acknowledges the Staff’s comment and once it can reasonably estimate the IPO price, it will qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. ChemoCentryx has revised the schedule of stock options in the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 57 of the Amendment.

November 18, 2011

Business, page 62

Strategic Alliance with GSK, page 85

15.	Please expand your disclosure to indicate a reasonable range of royalties payable on net sales of drug candidates for which GSK exercises its option.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on pages 89 and 90 of the Amendment.

16.	Please expand your discussion of your strategic alliance with GSK to describe:

•	The Joint Development Committee and how it governs GSK’s and your relative input and control in determining the development path for covered drug candidates;

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 88 of the Amendment.

•	GSK’s development obligations for drug candidates for which it has exercised its option;

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 88 of the Amendment.

•	Your rights, if any, should GSK fail to pursue further development or commercialization of optioned drug candidates; and

ChemoCentryx’s Response: ChemoCentryx respectfully notes that it has already disclosed its rights if GSK fails to pursue further development or commercialization of optioned drug candidates on page 86 the Registration Statement previously filed (page 89 of the Amendment). It states, “In the event that GSK exercises an option with respect to a drug candidate and later determines in good faith to cease the development and commercialization of the licensed drug, either in its entirety, or on a country-by-country basis, we can elect to further develop and commercialize such licensed drug under a non-exclusive license grant from GSK.”

•	Any provisions governing GSK’s development of or investment in drug candidates that would compete with the covered drug candidates.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 90 of the Amendment.

If GSK has no development obligations for the optioned drug candidates and you have no rights to compel further investment and development or take remedial action, please so state.

November 18, 2011

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 88 of the Amendment.

17.	Please disclose when your option to co-develop Traficet-EN arises and when such right will expire.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 89 of the Amendment.

18.	We note your disclosure on page 87 that the agreement will expire in its entirety upon expiration of the last payment obligation of GSK for the last licensed drug in the last country. Please expand your disclosure to indicate when the last payment obligations will expire.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 90 of the Amendment.

CCX354 Phase II Clinical Trial in Rheumatoid Arthritis, page 79

19.	Please briefly describe the results of your Phase II proof-of-concept clinical trial with respect to the primary and secondary endpoints described on page 79 if final results and analysis are available. Alternatively, please expand your disclosure to indicate when you believe such results will be available.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on pages 81 and 82 of the Amendment.

Principal Stockholders, page 134

20.	Please provide your beneficial ownership disclosure as of the most recent practicable date.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment to provide beneficial ownership disclosure as of September 30, 2011. Please refer to the revisions on pages 137-139 of the Amendment.

Notes to Consolidated Financial Statements

11. Equity Incentive Plans, page F-19

21.	Please disclose the method used to estimate the volatility as required under ASC 718-10-50-2f-2-ii. Additionally, please disclose why the volatility remained largely unchanged between 2008 and 2010.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page F-21 of the Amendment.

13. Government Research and Contract Grant, page F-22

November 18, 2011

22.	Please clarify for us, and in your disclosure, whether there are any stipulations surrounding the award received from United States Department of the Treasury that may prohibit you from recording it as income in the current periods.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page F-22 of the Amendment.

Notes to Condensed Consolidated Financial Statements

4. Related Party Transactions

Glaxo Group Limited, page F-34

23.	Please revise your disclosure here to comply with ASC 605-28-50-2b or tell us why your aggregation is appropriate and clarify if any single milestone is material.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment to clarify the events that trigger the milestone payments and to specify the next milestone that it might achieve. Please refer to the revisions on page F-34 of the Amendment. It is ChemoCentryx’s view that aggregation of regulatory filing milestones and regulatory approval milestones is appropriate. It believes that disclosing all milestones and contingent consideration, regardless of materiality considerations, provides an unclear picture of which milestones are the most important and material to the Company. Each milestone has its own unique risks and contingencies. Determining the probability and timing of achieving milestones is dependent on multiple factors. In order to provide sufficient information to users of the financial statements for each milestone and contingent payment, disclosure of the risks and contingencies as well as the factors to consider would be required to avoid potentially misleading users of the financial statements. Providing disclosures about all milestones and associated contingent consideration without also discussing the features that may affect the ultimate collection of the milestone payment may lead users of the financial statements to reach incorrect conclusions about the value of future milestone payments. The most important and material milestones could also be lost in the details of all the other potential milestones that may not be material to users of financial statements. ChemoCentryx respectfully submits that its proposal to disclose the next potential milestone together with the aggregated disclosure is more meaningful information for an investor than a detailed description of each potential milestone individually. In addition, ChemoCentryx also respectfully notes that in the Business section of the Registration Statement it discloses detailed information about each of its drugs, including its plans and goals to advance each drug to the next stage of development.

*    *    *

November 18, 2011

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3959. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Michael E. Sullivan Michael E. Sullivan of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas J. Schall, Ph.D., ChemoCentryx, Inc.

Susan M. Kanaya, ChemoCentryx, Inc.

Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP

Thomas A. Edwards, Esq., Latham & Watkins LLP